Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On November 13, 2009, CF Industries Holdings, Inc. issued the following press release:

NATION’S LEADING PROXY ADVISORY FIRM RISKMETRICS RECOMMENDS STOCKHOLDERS VOTE FOR ELECTION OF THREE CF INDUSTRIES NOMINEES TO TERRA’S BOARD

CF Industries Urges Terra Stockholders to Vote with the BLUE Proxy Card

DEERFIELD, IL, November 13, 2009 – CF Industries Holdings, Inc. (NYSE: CF) today announced that RiskMetrics Group’s ISS Governance Services (RMG), the nation’s leading proxy advisory firm, recommended that Terra Industries Inc.’s (NYSE: TRA) stockholders vote FOR CF Industries’ three nominees to Terra’s board of directors at Terra’s annual meeting to be held on November 20, 2009.  CF Industries urges Terra stockholders to vote with the BLUE proxy card for all three of CF Industries’ independent nominees for election to Terra’s board.

In its report dated November 13, 2009, RMG states, among other things:

•                  “In sum, we believe the Terra board has been provided with adequate time and sufficient negotiating leverage…to extract the highest value available for Terra shareholders.”

•                  “…we note that a combined CF-Terra would be a nitrogen powerhouse, and nitrogen uber-bulls can take the cash received in a transaction and reinvest in the combined company.”(1)

“We are very pleased that RiskMetrics has recommended voting for our nominees at Terra’s annual meeting,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “This validates what we have been hearing from Terra stockholders, and is an important step that advances our proposal to acquire Terra.  We look forward to Terra’s annual meeting on November 20, 2009, when Terra stockholders can voice their support for our proposal.”

For questions or assistance in voting their shares, Terra stockholders can call CF Industries’ proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3507.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

(1) Permission to use quotation was neither sought nor obtained

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 – thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Industries”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; credit losses from counterparties to our natural gas swap contracts due to the credit and economic crisis; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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